UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

ENBRIDGE ENERGY PARTNERS, L.P.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	39-1715850
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1100 Louisiana

Suite 3300

Houston, Texas 77002

(Address of Principal Executive Offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Class A Common Units representing Limited Partner Interests	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:

N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

Enbridge Energy Partners, L.P. (“Registrant”) hereby amends the following items, exhibits and other portions of its Registration Statement on Form 8-A, dated November 14, 1991, as amended by Form 8-A/A dated December 9, 1991, Form 8-A/A dated May 2, 1997, Form 8-A/A dated August 8, 2001 and Form 8-A/A dated May 7, 2003 regarding the registration of the Registrant’s Class A Common Units representing limited partner interests.

ITEM 1. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Item 1 is hereby amended and restated in its entirety as follows:

DESCRIPTION OF OUR CLASS A COMMON UNITS

General

The Class A common units are registered under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), and Enbridge Energy Partners, L.P. (the “Partnership,” “we”, “us” or “our”), is subject to the reporting and certain other requirements of the Exchange Act. The Partnership files periodic reports containing financial and other information with the Securities and Exchange Commission.

Class A common units may be held in “street name” or by any other nominee holder. We are entitled to treat the nominee holder of a Class A common unit as the absolute owner thereof, and the beneficial owner’s rights will be limited solely to those that it has against the nominee holder as a result of or by reason of any understanding or agreement between such beneficial owner and nominee holder.

Our Class A common units are listed on the New York Stock Exchange under the symbol “EEP.”

Number of Class A Common Units

Our partnership agreement does not limit the number of Class A common units we may issue.

Transfer Agent and Registrar

Duties

Computershare is the registrar and transfer agent for the Class A common units and receives fees from us for serving in such capacities. All fees charged by the transfer agent for transfers of Class A common units will be borne by us and not by our unitholders, except that fees similar to those customarily paid by stockholders for surety bond premiums to replace lost or stolen certificates, taxes or other governmental charges, special charges for services requested by a Class A common unitholder and other similar fees or charges will be borne by the affected Class A common unitholder. Class A common unitholders will not be charged for disbursements of our cash distributions. We have agreed to indemnify the transfer agent against certain liabilities.

Resignation or Removal

The transfer agent may at any time resign, by notice to us, or be removed by us, such resignation or removal to become effective upon the appointment by Enbridge Energy Company, Inc. (“our general partner”) of a successor transfer agent and registrar and its acceptance of such appointment. If no successor has been appointed and accepted such appointment within 30 days after notice of such resignation or removal, our general partner is authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Class A Common Units

Until a Class A common unit has been transferred on our books, we and the transfer agent may treat the record holder thereof as the absolute owner for all purposes, notwithstanding any notice to the contrary or any notation or other writing on the certificate representing such Class A common unit, except as otherwise required by law. Any transfer of a Class A common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application.

By executing and delivering a transfer application, the transferee of Class A common units:

•	becomes the record holder of such Class A common units and is an assignee until admitted as a substituted limited partner;

•	automatically requests admission as a substituted limited partner;

•	agrees to be bound by the terms and conditions of and executes our partnership agreement;

•	represents that such transferee has capacity and authority to enter into our partnership agreement;

•	grants powers of attorney to our general partner and any liquidator of us as specified in the transfer application; and

•	makes the consents and waivers contained in our partnership agreement.

An assignee has the right to receive distributions in respect of Class A common units, but is not a limited partner. An assignee will become a limited partner in respect of the transferred Class A common units upon the consent of our general partner and the recordation of the name of the assignee on our books and records. Such consent may be withheld in the sole discretion of our general partner. Class A common units are securities and are transferable according to the laws governing transfer of securities.

In addition to other rights acquired upon transfer, the transferor gives the transferee who executes and delivers a transfer application the right to request admission as a substituted limited partner in respect of the transferred Class A common units. A purchaser or transferee of Class A common units who does not execute and deliver a transfer application obtains only (1) the right to assign the Class A common units to a purchaser or other transferee and (2) the right to transfer the right to seek admission as a substituted limited partner with respect to the transferred Class A common units. Thus, a purchaser or transferee of Class A common units who does not execute and deliver a transfer application will not receive cash distributions unless the Class A common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application with respect to such Class A common units, and may not receive certain federal income tax information or reports furnished to unitholders of record. The transferor of Class A common units will have a duty to provide such transferee with all information that may be necessary to obtain registration of the transfer of the Class A common units, but a transferee agrees, by acceptance of the certificate representing Class A common units, that the transferor will not have a duty to see to the execution of the transfer application by the transferee and will have no liability or responsibility if such transferee neglects or chooses not to execute and forward the transfer application.

Other Classes of Limited Partner Interests

In addition to our Class A common units, our partnership agreement has designated Class B common units (together with the Class A common units, the “common units”), Class D units, i-units, Series 1 preferred units and Incentive Distribution units. The Class B common units have rights similar to the Class A common units, except with respect to certain allocations of taxable income. The i-units have rights similar to the Class A common units, except that in lieu of receiving quarterly cash distributions, the number of i-units held by Enbridge Energy Management, L.L.C. (“Enbridge Management”) will increase automatically each quarter based on the cash distribution paid on the Class A common units as described under “Cash and In-Kind Distributions.”

Series 1 Preferred Units. The Series 1 preferred units are entitled to annual cash distributions of 7.50% of the issue price, which is subject to reset every five years. The cash distributions on the Series 1 preferred units will accrue and accumulate, but will not be paid, for the first full eight quarters ending June 30, 2015. These accrued distributions will be payable upon the earlier of May 8, 2018 or the redemption of the Series 1 preferred units by the Partnership. On or after June 1, 2016, the Preferred Units may be converted into Class A common units, in whole or in part, at a conversion price of $25.00 per unit plus any accrued, accumulated and unpaid distributions divided by $27.78, as adjusted for splits, combinations and unit distributions. The Partnership can redeem some or all of the Series 1 preferred units on May 8, 2018 and every fifth year thereafter, at a redemption price of $25.00 per unit plus any accrued, accumulated and unpaid distributions.

In the event of a merger or other extraordinary transaction involving the Partnership, the Series 1 preferred units are, at the option of the holder of such units, convertible into Class A common units or such holder will be entitled to receive the consideration they would have received in such transaction as if their units had converted into Class A common units immediately prior to such transaction. The holders of Series 1 preferred units will vote together with the Class A common units on an as-converted basis. The Series 1 preferred units will be entitled to vote as a separate class on any matter that adversely affects the rights, privileges or preferences of the Series 1 preferred units in any material respect or as required by law.

Class D Units and Incentive Distribution Units. On June 18, 2014, our general partner entered into an equity restructuring transaction with the Partnership (the “Equity Restructuring”) in which our general partner irrevocably waived its right to receive cash distributions and allocations of items of income, gain, deduction and loss in excess of 2% in respect of its general partner interest (the “Existing IDRs”) in exchange for the issuance to its wholly-owned subsidiary, effective as of July 1, 2014, of (i) 66.1 million units of a new class of Partnership units designated as Class D units (the “Class D units”) and (ii) 1,000 units of a new class of Partnership units designated as Incentive Distribution units (the “Incentive Distribution units”). The irrevocable waiver is effective with respect to the calendar quarter ending on June 30, 2014 and each calendar quarter thereafter (the “Irrevocable Waiver”).

The Incentive Distribution units entitle the holder thereof to receive 23% of distributions by the Partnership in excess of $0.5435 per common unit and Class D unit per quarter, subject to adjustment as described under “Adjustment of the Minimum Quarterly Distribution and Target Distributions” (the “IDU Target Distribution”). In the event of any decrease in the Class A common unit distribution below the IDU Target Distribution in any quarter during the twenty-quarter period commencing with the fourth quarter of 2014, the distribution paid by the Partnership on the Class D units will be reduced to the amount that would have been paid by the Partnership in respect of the Existing IDRs had the Equity Restructuring not occurred.

The Class D units entitle the holder thereof to receive quarterly distributions equal to the distribution paid on the Partnership’s common units. The third quarter 2014 distribution on the Class D units will be reduced so that the aggregate distributions paid by the Partnership in calendar year 2014 with respect to the Existing IDRs, the Class D units and the Incentive

Distribution units will not exceed the distribution that would have been paid by the Partnership in calendar year 2014 in respect to the Existing IDRs had the Equity Restructuring not occurred.

The Class D units are convertible into Class A common units any time after the fifth anniversary of issuance at the holder’s option. The Class D units may be redeemed in whole or in part by the Partnership after the 30 year anniversary of issuance at the Partnership’s option for either a cash amount equal to the notional value per unit or newly issued Class A common units with an aggregate market value at redemption equal to 105% of the aggregate notional value of the Class D units being redeemed. The Class D units have a notional value of $31.35 per unit, which was the closing price of the Partnership’s Class A common units on June 17, 2014. In the event of a liquidation event (or any merger or other extraordinary transaction), the Class D units will entitle the holder thereof to a preference in liquidation equal to 20% of the notional value, with such preference being increased by an additional 20% on each anniversary of issuance, resulting in a liquidation preference equal to 100% of the notional value on and after July 1, 2018.

The holders of Class D units will vote together with the Class A common units on an as-converted basis. The Class D units will be entitled to vote as a separate class on any matter that adversely affects the rights, privileges or preferences of the Class D units in any material respect or as required by law.

Summary of Partnership Agreement

Below is a brief summary of certain important provisions of our partnership agreement, the discussion of which is qualified in its entirety by reference to our Sixth Amended and Restated Agreement of Limited Partnership, as the same may be amended, modified or restated (“our partnership agreement”). This summary includes a description of the power and authority of our general partner as set forth in our partnership agreement. Under a delegation of control agreement, our general partner has delegated substantially all of its power and authority to manage our business and affairs to Enbridge Management. This summary does not distinguish between the power and authority that has been delegated to Enbridge Management and that which has been retained by our general partner. In this summary, we refer to our common units, i-units, Series 1 preferred units, Class D units and Incentive Distribution units collectively as “units.”

Issuance of Additional Securities. Our partnership agreement authorizes us to issue an unlimited number of additional units and other equity and debt securities, which we refer to collectively as “partnership securities,” as well as rights and options to buy partnership securities, in each case for such consideration and on such terms and conditions established by our general partner in its sole discretion, without the approval of the unitholders. Any such additional partnership securities may be senior to the existing partnership securities. In accordance with Delaware law and the provisions of our partnership agreement, any such additional partnership securities may, in the sole discretion of our general partner, have special voting rights to which the existing units are not entitled.

Holders of any additional partnership securities we issue may be entitled to share with the then-existing holders of units in our distributions of available cash. In addition, any issuance of additional partnership securities may dilute the interests of the then-existing holders of units.

With certain exceptions, upon issuance of additional partnership securities, our general partner will be required to make additional capital contributions to the extent necessary to maintain its 2.0% general partner interest in us. Except for our general partner’s right to maintain its 2.0% general partner interest, no unitholder will have any preemptive right related to additional capital contributions or the issuance or sale of partnership securities by us.

Amendments to Our Partnership Agreement. Amendments to our partnership agreement may be proposed only by our general partner. Any amendment that would require the approval of our limited partners must be approved by the holders of at least 66 2⁄3% of our outstanding units, and any amendment that would have a material adverse effect on the holders of any class of units will require the approval of at least 66 2⁄3% of the holders of such class of units. Subject to these requirements, our general partner may make amendments to the partnership agreement without unitholder approval to reflect:

•	a change in our name, the location of our principal place of business or our registered agent or office;

•	the admission, substitution, withdrawal or removal of partners;

•	a change to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability or to ensure that neither we nor our operating partnership will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	a change that, in the sole discretion of our general partner, does not adversely affect our limited partners in any material respect;

•	a change to (A) satisfy any requirements, conditions or guidelines contained in any opinion, interpretive release, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute, (B) facilitate the trading of common units or comply with any rule, regulation, interpretive release, guideline or requirement of any national securities exchange on which the common units are or will be listed for trading, or (C) that is required to effect the intent of, or that is otherwise contemplated by, our partnership agreement;

•	an amendment that is necessary to prevent us, or our general partner or its directors, officers, trustees or agents from being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended;

•	an amendment that our general partner determines in its sole discretion is necessary or appropriate in connection with the authorization or issuance of any class or series of units;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement approved in accordance with our partnership agreement; and

•	any other amendment substantially similar to the foregoing.

Withdrawal or Removal of Our General Partner. Our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice to the limited partners as long as the withdrawal will not constitute a violation of our partnership agreement. Further, in case of a voluntary withdrawal that does not violate our partnership agreement, our general partner will have the option to receive cash from the successor general partner in exchange for its general partner interest or to convert its general partner interest into Class A common units.

Prior to the effective date of the voluntary withdrawal of our general partner, the holders of a majority of our outstanding units, excluding the common units held by our general partner and its affiliates and the number of i-units that equal the number of listed shares and voting shares of Enbridge Management held by our general partner and its affiliates, may elect a successor to our general partner. If a successor is not elected prior to the withdrawal of our general partner, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 90 days after the effective date of withdrawal, the holders of a majority of our outstanding units agree to continue our business and to appoint a successor general partner.

Our general partner may not be removed unless that removal is approved by the vote of (A) the holders of at least 66 2⁄3% of the outstanding common units, excluding units owned by our general partner and its affiliates, voting together as a separate class, and (B) the holders of at least a majority of the outstanding i-units, excluding the number of i-units corresponding to listed shares and voting shares of Enbridge Management owned by our general partner and its affiliates, voting as a separate class, and we receive an opinion of counsel regarding certain limited liability and tax matters. In addition, if the limited partners act to remove our general partner by such a vote, the action must provide for the election and succession of a new general partner. In addition, if our general partner is removed under circumstances where cause does not exist, our general partner will have the option to receive cash from the successor general partner in exchange for its general partner interest and Incentive Distribution units or to convert its general partner interest and Incentive Distribution units into Class A common units. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as our general partner.

Transfer of General Partner Interest. Our partnership agreement allows our general partner to transfer its general partner interest without the approval of unitholders to an affiliate or to a third party in conjunction with a merger or sale of all or substantially all of the assets of our general partner. Our partnership agreement permits other transfers of the general partner interest only if the transfer is approved by the vote of (A) holders of at least 66 2⁄3% of the outstanding units, excluding common units owned by our general partner and its affiliates and the number of i-units that equal the number of listed shares and voting shares of Enbridge Management held by our general partner and its affiliates, voting as a separate class and (B) holders of at least a majority of the outstanding i-units, excluding the number of i-units corresponding to listed shares and voting shares of Enbridge Management owned by our general partner and its affiliates, voting as a separate class. The transferee of the general partner interest must generally assume the rights and duties of our general partner and must execute an irrevocable waiver similar to the Irrevocable Waiver executed by our general partner, and we must receive an opinion of counsel regarding certain limited liability and tax matters. Our general partner may also transfer, in whole or in part, any common units it owns without the approval of unitholders.

Limited Call Right. If at any time less than 15% of the aggregate number of outstanding listed shares of Enbridge Management plus the aggregate number of our outstanding common units are held by persons other than our general partner, Enbridge Inc. and their respective affiliates, our general partner will have the right, in its sole discretion, to acquire all, but not less than all, of the common units then outstanding at a price no less than the average current market price (as of the date five days prior to the date a notice of election to purchase is delivered to the transfer agent), but only if Enbridge Inc. elects to purchase all, but not less than all, of the outstanding listed shares of Enbridge Management that are not held by the Enbridge Inc. and its affiliates. As a consequence, a holder of common units may be required to sell its common units at an undesirable time or price. Our general partner may assign this purchase right to any of its affiliates or us.

Indemnification. Under our partnership agreement, in most circumstances, we will indemnify our general partner, its affiliates and their respective officers, directors, employees, partners, agents and trustees to the fullest extent permitted by law, from and against all losses, claims, damages, fines or settlements and related expenses any of them may suffer by reason of their status as general partner or any of its affiliates or an officer, director, employee, partner, agent or trustee of our general partner or any of its affiliates, so long as the person seeking indemnity acted in good faith and in a manner that such person believed to be in, or not opposed to, our best interest. Any indemnification under these provisions will only be out of our assets. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by such persons acting on our behalf, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Limited Liability. Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”) and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve certain amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under Delaware law, to the same extent as our general partner. This liability would extend to persons who transact business with us and who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we are not aware of any precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if after the distribution all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of our partnership, exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to our partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which could not be ascertained from our partnership agreement.

Our subsidiaries currently conduct business in a number of states. To maintain our limited liability as the holder of limited partner interests and limited liability company membership interests in our subsidiaries, we may be required to comply with legal requirements in the jurisdictions in which our subsidiaries conduct business, including qualifying our subsidiaries to do business in such jurisdictions. Limitations on the liability of limited partners for the obligations of a limited partnership or liability of members for the obligations of a limited liability company have not been clearly established in many jurisdictions. If it were determined that we were, by virtue of our limited partner interests or membership interests in our subsidiaries or otherwise, conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that our right or the exercise of our right to remove or replace our subsidiaries’ general partner or managing member, to approve amendments to our subsidiaries’ partnership agreements or limited liability company agreements, or to take other action under our subsidiaries’ partnership agreements constituted “participation in the control” of our subsidiaries’ business for purposes of the statutes of any relevant jurisdiction, then we could be held personally liable for our subsidiaries’ obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner as our general partner considers reasonable and necessary or appropriate to preserve our limited liability.

Meetings. Unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, shall be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the units will not be voted, except that, in the case of units held by our general partner on behalf of non-citizen assignees, our general partner shall distribute the votes on those units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of not less than the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of 66 2⁄3% of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a majority of the units, in which case the quorum shall be a majority of such units.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Non-Citizen Assignees; Redemption. If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property in which we have an interest because of the nationality, citizenship or other related status of any limited partner or assignee, we may redeem the units held by any of these limited partners or assignees at the units’ current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or if our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Voting Rights. The following is a summary of the approval requirements for certain important matters offered to us and our unitholders:

Matter	Approval Requirement
Issuance of additional partnership securities	No approval requirement (other than (i) the approval provisions with respect to issuances of additional Series 1 preferred units, senior securities or parity securities, and (ii) the approval provisions with respect to issuances of additional Class D units, as set forth in the partnership agreement).

Amendment of our partnership agreement	Any amendment that would have a material adverse effect on the holders of any class of units requires the approval of at least 66 2⁄3% of the holders of such class of units. Certain other amendments may be made by our general partner without the approval of holders of our units.

Merger or consolidation of our partnership	Approval of the holders of 66 2⁄3% of outstanding units, voting together as a single class, unless a greater percentage or a separate class vote is required by our partnership agreement or Delaware law.

Sale of all or substantially all of our assets	Approval of the holders of a majority of outstanding units, voting together as a single class.

Dissolution of our partnership	Approval of the holders of 66 2⁄3% of outstanding units, voting together as a single class.

Transfer by our general partner of its general partner interest and admission of a successor	Approval of: • the holders of at least 66 2⁄3% of the outstanding units, excluding common units owned by our general partner and its affiliates, voting together as a separate class;

Matter	Approval Requirement

•    the holders of at least a majority of the outstanding i-units, excluding the number of i-units corresponding to listed shares and voting shares of Enbridge Management owned by our general partner and its affiliates, voting as a separate class; and

•    the holders of at least a majority of the outstanding Series 1 preferred units, excluding the number of Series 1 preferred units owned by our general partner and its affiliates, voting as a separate class.

Removal of our general partner and approval of successor general partner

Approval of:

•    the holders of at least 66 2⁄3% of the outstanding common units and Class D units, excluding units owned by our general partner and its affiliates, voting together as a separate class;

•    the holders of at least a majority of the outstanding Series 1 preferred units, excluding the number of Series 1 preferred units owned by our general partner and its affiliates, voting as a separate class; and

•    the holders of at least a majority of the outstanding i-units, excluding the number of i-units corresponding to listed shares and voting shares of Enbridge Management owned by our general partner and its affiliates, voting as a separate class.

CASH DISTRIBUTION POLICY

Distributions of Available Cash

General

Our partnership agreement requires us to distribute all of our “available cash” within 45 days after the end of each quarter to unitholders of record on the applicable record date. Holders of our i-units receive distributions in-kind in lieu of cash distributions. The cash equivalent of such in kind distributions are retained for use in our operations. Please see “Cash and In-Kind Distributions.”

Definition of Available Cash

Available cash is defined in our partnership agreement, and it generally means, for any calendar quarter, the sum of all cash we receive from all sources for such calendar quarter, plus net reductions to cash reserves established in prior calendar quarters, plus, if our general partner so determines, cash and cash equivalents of the Partnership on hand on the date of determination from working capital borrowings made after the end of the quarter, less the sum of:

•	all of our cash disbursements during such calendar quarter; and

•	the amount of cash reserves established by our general partner in its reasonable discretion to:

•	provide for the proper conduct of our business (including reserves for possible rate refunds or future capital expenditures);

•	provide funds for distributions with respect to any of the next four calendar quarters; or

•	comply with applicable law or any of our debt instruments or other agreements or obligations.

Cash and In-Kind Distributions

Cash Distributions. Quarterly distributions of available cash paid in respect of our general partner interest, Incentive Distribution units, common units and Class D units will be paid in cash.

Distributions on Our I-Units. In lieu of receiving quarterly cash distributions, the number of i-units held by Enbridge Management will increase automatically each quarter under the provisions of our partnership agreement in an amount equal to:

the cash distribution per unit we pay on our common units for such quarter;

divided by:

the average of the per unit closing prices for Enbridge Management’s listed shares on the New York Stock Exchange for the 10-trading day period ending on the trading day immediately preceding the ex-dividend date for such shares;

multiplied by:

the number of i-units held by Enbridge Management on the record date for such quarter.

Cash from Operations and Cash from Interim Capital Transactions

General

All cash distributed to our unitholders will be characterized as either distributions of “cash from operations” or distributions of “cash from interim capital transactions.” As described below under “—General Procedures for Quarterly Distributions—Distributions of Available Cash from Cash from Operations” and “—Distributions of Available Cash from Interim Capital Transactions,” our partnership agreement requires that we distribute cash from operations differently than cash from interim capital transactions.

Definition of Cash from Operations

Cash from operations generally means, with respect to any period ending on or after the Class D unit issuance date, but prior to the commencement of the dissolution and liquidation of the Partnership, on a cumulative basis:

•	the amount of cash from operations as of the close of business on the date immediately preceding the Class D unit issuance date; plus

•	all cash receipts from operations, excluding any cash proceeds from any interim capital transactions; plus

•	all cash receipts after the end of the period but prior to the determination of cash from operations for such period with respect to working capital borrowings; plus

•	cash distributions from cash from operations paid during the construction period on construction equity issued on or after the date Class D units are first issued; less

•	all cash operating expenditures, including maintenance capital expenditures, after the Class D unit issuance date; less

•	incremental revenues collected from and after the Class D unit issuance date pursuant to a rate increase that are subject to possible refund and for which our general partner has established a cash reserve; less

•	cash reserves our general partner deems necessary or appropriate to provide for the future cash payment of the two preceding bullets; less

•	cash reserves that our general partner deems necessary or appropriate to provide funds for distributions with respect to any one or more of the next four calendar quarters; less

•	all working capital borrowings made on or after the date Class D units are first issued that are not repaid within twelve months after having been incurred, or that are repaid within such 12-month period with the proceeds of additional working capital borrowings.

Cash from Interim Capital Transactions

Generally, cash from interim capital transactions is generated by:

•	borrowings and sales of debt securities (other than for working capital purposes and other than for items purchased on open account in the ordinary course of business);

•	sales of units or other equity interests for cash; and

•	sales or other dispositions of any assets for cash (other than inventory, accounts receivable and other current assets and assets disposed of in the ordinary course of business).

Characterization of Cash Distributions

We will treat all available cash distributed as distributions of cash from operations until the sum of all available cash distributed equals the cumulative amount of cash from operations actually generated from December 27, 1991 (the date we commenced operations) through the end of the calendar quarter prior to that distribution. Any distribution of available cash which, when added to the sum of all prior distributions, is in excess of the cumulative amount of cash from operations, will be considered a distribution of cash from interim capital transactions. For purposes of calculating the sum of all distributions of available cash, the amount of cash that we retain in respect of the i-units and the general partner interest will be treated as distributions of available cash. We will retain that cash and use the cash in our business.

General Procedures for Quarterly Distributions

The following illustrates the implementation of the provisions described above. For each quarter, Enbridge Management will use the following procedures to determine the amount of cash that we will distribute to the holders of common units and Class D units and to the general partner in respect of its general partner interest and the Incentive Distribution units, as well as the number of additional i-units that Enbridge Management will own in lieu of receiving cash distributions:

•	first, Enbridge Management will determine the amount of available cash for the quarter;

•	second, Enbridge Management will determine whether the available cash to be distributed will be characterized as cash from operations or cash from interim capital transactions;

•	third, Enbridge Management will calculate the amount of this available cash that will be distributed to our partners and the amount that will be retained by us in respect of the i-units for use in our business. If the available cash is characterized as cash from operations, Enbridge Management will cause us to distribute and retain the available cash as described below under “Distributions of Available Cash from Cash from Operations.” If the available cash is characterized as cash from interim capital transactions, Enbridge Management will cause us to distribute and retain the available cash as described below under “Distributions of Available Cash from Interim Capital Transactions.” As a result of this process, Enbridge Management will determine the amounts of cash to be distributed to the general partner and the owners of common units and Class D units, and the amount of cash to be retained by us for use in our business. Enbridge Management will also determine the total cash equivalent amount that will be used to calculate the additional i-units it will own following the distribution of cash to the general partner and the owners of common units and Class D units (as described in “fifth” below) and the number of additional shares Enbridge Management will distribute to its shareholders.

•	fourth, Enbridge Management will divide the total cash equivalent amount as discussed in “third” above by (1) the average closing price per listed share, as determined for the 10-day trading period ending on the trading day immediately prior to the ex-dividend date for its listed shares, to determine the number of additional i-units it will own following the distribution of cash to the general partner and the owners of common units and Class D units, and (2) the average closing price per common unit of the Class A common units, as determined for the 10-day trading period ending on the trading day immediately prior to the ex-dividend date for the Class A common units, following the distribution of cash to the general partner and owners of common units and Class D units described in “fifth” below; and

•	fifth, Enbridge Management will cause us to make the cash distributions to the general partner and the owners of common units and Class D units, and the number of i-units Enbridge Management owns will increase under the provisions of the partnership agreement with the result that the number of i-units owned by Enbridge Management will equal the number of its listed shares and voting shares that are outstanding following the distribution of additional shares by Enbridge Management to its shareholders.

The discussion below indicates the percentages of distributions of available cash required to be made to our limited partners and general partner.

Distributions of Available Cash from Cash from Operations

Subject to certain adjustments for any arrearages as described in our partnership agreement, we will distribute or retain cash from operations for each quarter as follows:

•	first, 100% in respect of the Series 1 preferred units, pro rata, until there has been distributed in respect of each Series 1 preferred unit then outstanding an amount of cash equal to the Series 1 preferred unit distribution rate for such calendar quarter (subject to payment deferral as provided by the partnership agreement);

•	second, 100% in respect of the Series 1 preferred units, pro rata, until there has been distributed in respect of each Series 1 preferred unit then outstanding an amount of cash equal to the cumulative Series 1 preferred unit arrearage existing with respect to such calendar quarter (subject to payment deferral as provided by the partnership agreement);

•	third, 98% in respect of the Class D units, common units and i-units, pro rata, and 2% in respect of the general partner interest until we have distributed or retained in respect of each of the Class D units, Class A common units and i-units, as applicable, an amount of cash equal to the IDU Target Distribution for that quarter;

•	thereafter, 75% of any cash from operations then remaining in respect of the Class D units, common units and i-units, pro rata, 23% in respect of the Incentive Distribution units, and 2% in respect of the general partner interest.

The third quarter 2014 distribution on the Class D units will be reduced so that the aggregate distributions paid by the Partnership in calendar year 2014 with respect to the Existing IDRs, the Class D units and the Incentive Distribution units will not exceed the distribution that would have been paid by the Partnership in calendar year 2014 in respect to the Existing IDRs had the Equity Restructuring not occurred.

In the event of any decrease in the distributions in respect of the Class D units, common units and i-units below the IDU Target Distribution in any quarter during the twenty-quarter period commencing with the fourth quarter of 2014, the distribution paid by the Partnership on the Class D units will be reduced to the amount that would have been paid by the Partnership in respect of the Existing IDRs had the Equity Restructuring not occurred.

Prior to the Equity Restructuring, cash from operations was distributed with reference to a minimum quarterly distribution of $0.295 per unit per quarter, a first target distribution of $0.35 per unit per quarter and a second target distribution of $0.495 per unit per quarter. Notwithstanding the foregoing, if the minimum quarterly distribution and target distributions have been reduced to zero, cash from operations will be distributed as follows:

•	first, 100% in respect of the Series 1 preferred units, pro rata, until there has been distributed in respect of each Series 1 preferred unit then outstanding an amount of cash equal to the Series 1 preferred unit distribution rate for such calendar quarter (subject to payment deferral as provided by the partnership agreement) less any distributions received pursuant to the provisions above;

•	second, 100% in respect of the Series 1 preferred units, pro rata, until there has been distributed in respect of each Series 1 preferred unit then outstanding an amount of cash equal to the cumulative Series 1 preferred unit arrearage existing with respect to such calendar quarter (subject to payment deferral as provided by the partnership agreement) ) less any distributions received pursuant to the provisions above;

•	third, 98% in respect of the Class D units, Class A common units and i-units, pro rata, and 2% in respect of the general partner interest until we have distributed or retained in respect of each Class A common unit issued in the initial offering and then outstanding available cash that is deemed to be cash from operations since partnership inception equal to the minimum quarterly distribution (as from time to time adjusted) for all periods since partnership inception; and

•	thereafter, 75% of any cash from operations then remaining in respect of the Class D units, common units and i-units, pro rata, 23% in respect of the Incentive Distribution units, and 2% in respect of the general partner interest.

To date, the holders of the Class A common units have always received at least the minimum quarterly distribution. Distributions of cash from interim capital transactions will not reduce target distributions in the quarter in which they are distributed.

We will distribute cash from operations in respect of Class A common units, Class D units and Series 1 preferred units (subject to payment deferral with respect to Series 1 preferred units as provided in the partnership agreement) and will retain cash from operations in respect of i-units. We will distribute cash from operations in respect of the general partner interest, except that we will retain out of such amounts an amount equal to 2% of the amount obtained by dividing (A) the cash from operations retained in respect of the i-units described above by (B) 98%.

Distributions of Available Cash from Interim Capital Transactions

We will distribute or retain cash from interim capital transactions as follows:

•	first, 100% in respect of the Series 1 preferred units, pro rata, until there has been distributed in respect of each Series 1 preferred unit an amount of cash equal to the Series 1 preferred unit distribution rate for such calendar quarter, less any distributions received by such Series 1 preferred for such calendar quarter (subject to payment deferral as provided by the partnership agreement);

•	second, 100% in respect of the Series 1 preferred units, pro rata, until there has been distributed in respect of each Series 1 preferred unit an amount of cash equal to the cumulative Series 1 preferred unit arrearage then existing with respect to such calendar quarter, less any distributions received by such Series 1 preferred unit for such calendar quarter (subject to payment deferral as provided by the partnership agreement);

•	third, 98% in respect of Class D units, Class A common units and i-units, pro rata, and 2% in respect of the general partner interest until we have distributed in respect of each Class A common unit issued in our initial public offering cash from interim capital transactions in an amount equal to $10.75; and

•	thereafter, cash from interim capital transactions will be distributed as if it were cash from operations, and because the IDU Target Distribution will have been reduced to zero, as described below under “—Adjustment of the Minimum Quarterly Distribution and Target Distributions,” the cash from interim capital transactions will be distributed 75% in respect of the Class D units, common units and i-units, pro rata, 23% in respect of the Incentive Distribution units, and 2% in respect of the general partner interest.

We will distribute cash from interim capital transactions in respect of Class A common units, Class D units and Series 1 preferred units and will retain cash from interim capital transactions in respect of i-units. We will distribute cash from interim capital transactions in respect of the general partner interest, except that we will retain out of such amounts an amount equal to 2% of the amount obtained by dividing (A) the cash from operations retained in respect of the i-units described above by (B) 98%.

Adjustment of the Minimum Quarterly Distribution and Target Distributions

The minimum quarterly distribution and target distributions, including the IDU Target Distribution, will be adjusted proportionately if any distribution, combination or subdivision of units occurs, whether effected by a distribution payable in units or otherwise, but not by reason of the additional i-units that Enbridge Management will own after each quarterly distribution as described above. In addition, if a distribution is made of cash from interim capital transactions, the minimum quarterly distribution and target distributions will be adjusted downward by multiplying each amount, as the same may have been previously adjusted, by a fraction, the numerator of which is the unrecovered initial unit price immediately after giving effect to such distribution and the denominator of which is the unrecovered initial unit price immediately prior to such distribution. The unrecovered initial unit price is the amount by which $10.75 exceeds the aggregate per unit distributions of cash from interim capital transactions. If and when the unrecovered initial unit price is zero, the minimum quarterly distribution and target distributions each will have been reduced to zero.

For example, if a two-for-one split of the common units, Class D units and i-units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its then-existing level. We will not make any of these adjustments by reason of Enbridge Management’s ownership of additional i-units after each distribution on the common units of available cash from cash from operations or from interim capital transactions or the issuance of additional units for cash or property.

The minimum quarterly distribution and target distributions may also be adjusted if legislation is enacted that causes us to become taxable as a corporation or otherwise subjects us to taxation as an entity for U.S. federal income tax purposes. In such event, the minimum quarterly distribution and target distributions for each quarter thereafter would be reduced to an amount equal to the product of each of the minimum quarterly distribution and target distributions multiplied by one minus the sum of the effective U.S. federal income tax rate to which we are subject as an entity (expressed as a fraction) plus the effective overall state and local income tax rate to which we are subject as an entity (expressed as a fraction) for the taxable year in which such quarter occurs. For example, if we became subject to a maximum marginal federal, and effective state and local income tax rate of 38%, then the minimum quarterly distribution and target distributions would be reduced to 62% of their previous levels.

Distributions in Liquidation

We may not take any action to cause a liquidation unless, prior to such liquidation, Enbridge Inc. has agreed to purchase all of Enbridge Management’s shares or the holders of its shares have voted to approve such liquidation.

Upon our dissolution, unless we are reconstituted and continued, the authorized liquidator will liquidate our assets and apply the proceeds of the liquidation generally as follows:

first, towards the payment of all of our creditors and the creation of a reserve for contingent liabilities; and

second, prior to any distributions of assets to any other class or series of units, to the Series 1 preferred units and Class D units in accordance with the positive balances in their respective capital accounts, and then to all other partners in accordance with the positive balances in their respective capital accounts, each as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation; provided that as of the date the Class D units are issued, the holders of the Class D units will only be entitled to such preference with respect to 20% of the Class D unit notional value, with such percentage being increased by an additional 20% of the Class D unit notional value on each anniversary of the Class D unit issuance date in 2015, 2016, 2017 and 2018, resulting in a preference in liquidation equal to 100% of the Class D unit notional value on the fourth anniversary of the Class D unit issuance date.

Under some circumstances and subject to various limitations, the liquidator may defer liquidation or distribution of our assets for a reasonable period of time if the liquidator determines that an immediate sale would be impractical or would cause undue loss to the partners.

Manner of Capital Account Adjustment for Gain or Loss Upon Liquidation

The manner of the adjustment to capital accounts for gain and loss upon liquidation is set forth in our partnership agreement and summarized below.

Generally, we will allocate any income or gain to the partners in the following manner:

•	first, if in the year of liquidation, the Series 1 preferred unit holder(s)’ Capital Account in respect of Series 1 preferred units is less than the aggregate Series 1 preferred unit liquidation value of such Series 1 preferred units, then items of gross income and gain shall be allocated to all unitholders holding Series 1 preferred units, pro rata, until the capital account in respect of the outstanding Series 1 preferred unit is equal to the Series 1 preferred unit liquidation value. If in the year of such liquidation, such holder’s capital account in respect of such Series 1 preferred units is less than the aggregate Series 1 preferred unit liquidation value after the application of the preceding sentence, then to the extent permitted by law, items of gross income and gain for any preceding taxable period(s) with respect to which Schedule K-1s have not been filed will be reallocated to all unitholders holding Series 1 preferred units, pro rata, until the capital account in respect of each outstanding Series 1 preferred unit is equal to the Series 1 preferred unit liquidation;

•	second, among the owners of the Class D units until, to the maximum extent possible, the capital account in respect of each Class D unit is equal to the Class D unit notional value;

•	third, to our general partner in respect of its general partner interest and to the owners of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	fourth, to owners of the i-units until the capital account of each i-unit equals the capital account of a common unit;

•	fifth, with respect to each calendar quarter ending on or prior to March 31, 2014, among the owners of the common units and i-units, as limited partners on a per unit basis, and our general partner, in a manner that is intended, if possible, to provide the limited partners and general partner with balances in their respective capital accounts that approximates what they would receive in a hypothetical liquidation if the remaining gain were allocated to (A) cure any arrearages as described in our partnership agreement and (B) increase the capital accounts of each of the owners of the common units and i-units by the amount of the difference between their actual, historical quarterly cash distributions and the various target distribution levels described above with respect to cash distributions; and

•	thereafter, 23% among the owners of the Incentive Distribution units, 75% among the owners of the common units and i-units, as limited partners on a per unit basis, and 2% to our general partner.

As a result, after each distribution of cash to other unitholders, including regular quarterly distributions, Enbridge Management’s ownership of additional i-units generally will represent the right to be allocated an increased share of that income or gain upon liquidation.

Any deduction or loss generally will be allocated:

•	first, among the owners of the Class D units until, to the maximum extent possible, the capital account in respect of each Class D unit is equal to Class D unit notional value;

•	second, to the owners of the common units or to the owners of the i-units, as applicable, until the per unit balance in a common unit capital account equals the per unit balance in an i-unit capital account;

•	third, in proportion to the positive balances in the partners’ capital accounts until all the balances are reduced to zero; and

•	thereafter, to the general partner.

ITEM 2. EXHIBITS

Exhibit Number	Description
3.1	Sixth Amended and Restated Agreement of Limited Partnership of the Partnership (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on June 18, 2014)

3.2	Certificate of Limited Partnership of the Partnership (incorporated by reference to Exhibit 3.1 of our Registration Statement No. 33-43425).

3.3	Certificate of Amendment to Certificate of Limited Partnership of the Partnership (incorporated by reference to Exhibit 3.2 of our Amendment to Annual Report on Form 10-K/A for the year ended December 31, 2000, filed on October 9, 2001). Form of Certificate representing Class A common units (incorporated by reference to Exhibit 4.1 of our Amendment to Annual Report on Form 10-K/A for the year ended December 31, 2000, filed on October 9, 2001).

3.4	Form of Certificate representing Class A common units (incorporated by reference to Exhibit 4.1 of our Amendment to Annual Report on Form 10-K/A for the year ended December 31, 2000, filed on October 9, 2001).

10.1	Irrevocable Waiver dated as of June 18, 2014, made by Enbridge Energy Company, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on June 18, 2014)

SIGNATURES

Pursuant to the requirements of Section l2 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ENBRIDGE ENERGY PARTNERS, L.P. (Registrant)

	By:	Enbridge Energy Management, L.L.C. as delegate of Enbridge Energy Company, Inc. as General Partner

Date: July 1, 2014	By:	/s/ Mark A. Maki
Mark A. Maki President and Principal Executive Officer

Index of Exhibits

Exhibit Number	Description
3.1	Sixth Amended and Restated Agreement of Limited Partnership of the Partnership (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on June 18, 2014)

3.2	Certificate of Limited Partnership of the Partnership (incorporated by reference to Exhibit 3.1 of our Registration Statement No. 33-43425).

3.3	Certificate of Amendment to Certificate of Limited Partnership of the Partnership (incorporated by reference to Exhibit 3.2 of our Amendment to Annual Report on Form 10-K/A for the year ended December 31, 2000, filed on October 9, 2001). Form of Certificate representing Class A common units (incorporated by reference to Exhibit 4.1 of our Amendment to Annual Report on Form 10-K/A for the year ended December 31, 2000, filed on October 9, 2001).

3.4	Form of Certificate representing Class A common units (incorporated by reference to Exhibit 4.1 of our Amendment to Annual Report on Form 10-K/A for the year ended December 31, 2000, filed on October 9, 2001).

10.1	Irrevocable Waiver dated as of June 18, 2014, made by Enbridge Energy Company, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on June 18, 2014)